EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

	For the Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011		December 31, 2010
	(in thousands)
Income (loss) before taxes	$(179,048)	$(187,054)	$222,282	$(9,391)		$6,537
Fixed charges (interest expense)	$65,113	$84,550	$61,195	$11,856		$1,207
Earnings adjusted	$(113,935)	$(102,504)	$283,477	$2,465		$7,744
Ratio of earnings to fixed charges	(1.75)	(1.21)	4.63	0.21		6.42
Deficiency	$179,048	$187,054	$(222,282)	$9,391		—
Preferred stock dividends	15,620	$14,213	$1,964	—	(1)	—	(1)
Combined fixed charges and preferred stock dividends	$80,733	$98,763	$63,159	$11,856		$1,207
Ratio of earnings to combined fixed charges and preferred stock dividends.	(1.41)	(1.04)	4.49	0.21		6.42
Deficiency	$194,668	$201,267	—	$9,391		—
(1) We did not have any preferred stock outstanding for these years.